Exhibit 1.02

Conflict Minerals Report

For The Year Ended December 31, 2013

This report for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934. Rule 13p-1 imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. “Conflict minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”) for the purposes of this assessment. Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein.

Company Overview

Compass Group Diversified Holdings LLC and Compass Diversified Holdings (collectively, “CODI” or the “Company”) was formed to acquire and manage a group of small to middle market businesses and is a controlling owner of eight businesses, or operating subsidiaries, at December 31, 2013. The subsidiaries are as follows: CamelBak Products LLC. (“CamelBak”), The Ergo Baby Carrier, Inc. (“Ergobaby”), Fox Factory, Inc. (“FOX”), Liberty Safe and Security Products, Inc. (“Liberty Safe” or “Liberty”), Compass AC Holdings, Inc. (“ACI” or “Advanced Circuits”), American Furniture Manufacturing, Inc. (“AFM” or “American Furniture”), AMT Acquisition Corporation (“Arnold” or “Arnold Magnetics”) and Tridien Medical, Inc. (“Tridien”).

The Company’s subsidiaries are engaged in the following lines of business:

•	The manufacture of quick-turn, prototype and production rigid printed circuit boards (Advanced Circuits, www.advancedcircuits.com);

•	The design and manufacture of promotionally priced upholstered furniture (American Furniture Manufacturing, www.americanfurn.net);

•	The design and manufacture of medical therapeutic support surfaces and other wound treatment devices (Anodyne Medical Device , also doing business and known as Tridien Medical, www.tridien.com);

•	The manufacture of engineered magnetic solutions for a wide range of specialty applications and end-markets (Arnold Magnetic Technologies, www.arnoldmagnetics.com);

•	The design and manufacture of personal hydration products for outdoor, recreation and military use (CamelBak Products, www.camelbak.com);

•	The design and marketing of wearable baby carriers, strollers and related products (Ergobaby, www.ergobaby.com);

•	The design and manufacture of high-performance suspension products primarily for mountain bikes, side-by-side vehicles, on-road and off-road vehicles and trucks, all-terrain vehicles, snowmobiles, specialty vehicles and applications, and motorcycles (FOX, www.ridefox.com);

•	The design and manufacture of premium home and gun safes (Liberty Safe, www.libertysafe.com).

Products Containing Conflict Minerals

The Company determined that component products at five of its eight subsidiaries contain or may contain conflict minerals which are necessary to the functionality or production of their products.

Due Diligence Design

With respect to the period covered, the design of the due diligence process conforms in all material respects with the internationally recognized due diligence framework in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas, as further set out in the specific guidance for downstream companies contained in the Supplement on Tin, Tantalum, and Tungsten and the Supplement for Gold (hereinafter collectively “OECD Guidance”).

Due Diligence Measures Performed

The Company undertook due diligence at each of its subsidiaries to determine the source and chain of custody for the necessary conflict minerals contained in the products manufactured by or contracted for manufacture by the Company’s subsidiaries. Summarized below are the components of the conflict minerals due diligence program the Company undertook as they relate to the five-step framework set forth in the OECD Guidance:

1. Establish strong company management systems

The Company established an internal “conflict minerals team,” which regularly reviewed conflict mineral compliance implementation efforts with senior management of the Company. The Company used the Electronic Industry Citizenship Coalition (“EICC”) and the Global eSustainability Initiative (“GeSI”) Conflict Minerals Reporting Template (“CMRT”) as a reporting mechanism to request that suppliers provide information about the source and chain of custody of the necessary conflict minerals contained in products supplied to each of the Company’s subsidiaries. All responses received from suppliers were retained to support the diligence effort, and will be retained by the Company for at least seven years. The Company, through its subsidiaries, communicated its expectations with regard to conflict minerals reporting to suppliers by way of telephonic and email communications.

2. Identifying and assessing risk in the supply chain

The Company took steps to identify and assess risk in each of its subsidiaries’ respective supply chains. The Company aimed to identify, to the best of its ability, the smelters/refiners that processed any tin, tantalum, tungsten, and gold in its subsidiaries’ products by using the CMRT that was developed by the Conflict-Free Smelter Program (the “CFSP”) of the Conflict-free Sourcing Initiative (the “CFSI”), an initiative of the EICC and GeSI. To identify risks related to necessary conflict minerals in its subsidiaries’ products, the Company took the following actions:

•	requested that suppliers, used in the production of subsidiary products thought to contain conflict minerals, complete the CMRT;

•	worked with suppliers to obtain more complete information;

•	followed up with suppliers that did not respond;

•	sought information regarding the refiners or smelters that processed the conflict minerals in the suppliers’ products; and

•	analyzed the supplier’s responses.

3. Designed and implement a strategy to respond to identified risks

The conflict minerals team discussed supplier responses and the non-responsive suppliers. Results of the Company’s supply chain risk assessment were reported to the senior management of the Company. The Company adopted a risk management plan of attempting to disengage with a supplier where the Company deems risk to mitigation not feasible or unacceptable, and where, in the Company’s opinion, such disengagement would not likely harm the supply chain for a particular product.

4. Carry Out an independent third party audit of refiner’s due diligence practices

As an owner of downstream companies, the Company relies on audits by independent third parties, including audits of smelters and refiners reported by the CFSP. The Company also supports the certification processes of the London Bullion Market Association, The Responsible Jewellery Council, and the Tungsten Industry – Conflict Minerals Council.

5. Report of supply chain due diligence

This Conflict Minerals Report for the year ended December 31, 2013 is available at www.compassdiversifiedholdings.com.

Results of Review

As an owner of downstream companies, the Company can only provide reasonable, not absolute assurance regarding the source and chain of custody the conflict minerals used in its subsidiaries’ products. The Company relies heavily on the information collected and provided by its subsidiaries’ direct suppliers and independent third party audit programs.

Smelters/Refiners

The Company requested smelter information from each of its subsidiaries’ suppliers. Table 1 lists smelters that processed necessary conflict minerals in its subsidiaries’ product lines, but is not a complete listing of all such smelters. Table 1 was compiled based on subsidiary suppliers’ responses to the CMRT where a supplier named a smelter. As to these smelters, the subsidiary suppliers did not name more than one smelter in their responses, allowing the Company to determine that the particular smelter named in the response processed the necessary conflict minerals in its subsidiaries’ products. There was not sufficient information provided by suppliers to identify the rest of the smelters used in the Company’s subsidiaries’ supply chain.

Country of Origin

The Company asked each of its subsidiaries’ suppliers to disclose whether the necessary conflict minerals in the products they sold to the subsidiary came from the Covered Countries. However, because its subsidiaries’ suppliers did not disclose the country of origin of those necessary conflict minerals, the Company was unable to determine whether any of the necessary conflict minerals contained in its products were sourced from the Covered Countries. Therefore, the Company was also unable to determine the country of origin of its necessary conflict minerals.

Efforts to determine mine or location

As a result of the lack of information obtained from the Company’s subsidiaries’ suppliers, the Company was unable to determine the mine or location of the necessary conflict minerals in its subsidiaries’ product lines.

Risk Mitigation / Future Due Diligence Measures

The Company intends to take steps to improve its due diligence and mitigate the risk that the Company’s necessary conflict minerals were sourced from the Covered Countries, including:

•	Evaluating current suppliers based on their responsiveness to this first data collection effort. Those suppliers who provide products with risk of conflict mineral content that requires reporting and whose response was limited or non-existent for calendar year 2013 will be submitted to the executive management of the applicable subsidiary for review.

•	Reaching out to suppliers earlier in the year and asking them to complete the CMRT.

•	Improving the percentage of suppliers providing responses to the request to complete the CMRT.

•	Continuing to educate suppliers on conflict minerals compliance.

Independent Private Sector Audit

An Independent Private Sector Audit was not required for the year ended December 31, 2013.

Table 1 – Smelters that have processed necessary conflict minerals of the Company’s subsidiaries

Metal	Smelter Reference List	Smelter Facility Location: Country
Tin	EM Vinto	BOLIVIA
Tin	Malaysia Smelting Corp	MALAYSIA
Tin	Metallo Chimique	BELGIUM
Tin	Minsur	PERU
Tin	PT Koba Tin	INDONESIA
Tin	Thaisarco	THAILAND
Tin	Yunnan Tin Company Limited	CHINA
Tungsten	HC Starck GmbH	GERMANY
Tin	Minsur	PERU
Gold	Royal Canadian Mint	CANADA
Gold	Metalor USA Refining Corporation	UNITED STATES
Gold	Umicore SA Business Unit Precious Metals Refining	BELGIUM
Gold	Umicore SA	BELGIUM
Gold	United Precious Metal Refining, Inc.	UNITED STATES
Tin	Minsur S.A. Tin Metal	PERU
Gold	Ohio Precious Metals LLC.	UNITED STATES
Tin	PT Bangka Timah Utama Sejahtera	INDONESIA
Tin	Thaisarco	THAILAND
Tin	Mineração Taboca S.A.	BRAZIL